UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NO: 09074L 105 SEC FILE NUMBER: 000-55008

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: January 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIOTECH PRODUCTS SERVICES AND RESEARCH, INC.
Full Name of Registrant

N/A

Former Name if Applicable

4045 Sheridan Avenue, Suite 239

Address of Principal Executive Office (Street and Number)

Miami, FL 33140

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Annual report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal year ended January 31, 2016 (the "QuarterlyReport") within the prescribed period due to ministerial difficulties related to the Registrant completing its delayed Annual Report on Form 10-K for the fiscal year ended October 31, 2015 (the "Annual Report"). Ministerial difficulties and the resulting delay prevent the Registrant from filing the Quarterly Report. The Registrant intends to file the delayed Quarterly Report after the Annual Report is filed.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

ALBERT MITRANI	(305)	370-0482
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes    ☒ No

The Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended October 31, 2015 as of the filing of this Form 12b-25. The Registrant anticipates filing such Annual Report as soon as possible.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported by the Registrant, on October 30, 2015, the Registrant ceased its tricycle line of business by selling and transferring all of the outstanding equity of Bespoke Tricycles, Ltd., the Registrant's wholly-owned subsidiary ("Bespoke"), to Mr. John Goodhew, the Company's former President, Chief Executive Officer and director. The sale of Bespoke will be represented as discontinued operations in the Quarterly Report and the financials presented in the Quarterly Report will be restated for discontinued operations of Bespoke.

2

BIOTECH PRODUCTS SERVICES AND RESEARCH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2016	By:	/s/ Albert Mitrani
Albert Mitrani
President and Chief Executive Officer (Principal Executive Officer) (Principal Financial and Accounting Officer)